INVEST IN THE KING OF CON

The True Tale of Thomas Giacomaro: Con Man, Mob Guy, Fugitive, FBI Informant


The Storytellers

North Haledon NJ

LEAD INVESTOR



James Rotundo Sr.

I'm investing in THE KING OF CON/Straight King Entertainment Inc because I believe in this true story of greed, tragedy, and redemption. The book was a page-turner and I want to see the colorful character of Thomas Giacomaro on screen. As a longtime NJ businessman (and former mayor of Palisades Park) I also see this as an excellent opportunity to invest in a project that will take off commercially and financially. I worked with Tom back in the day, witnessed the drama and genius, and know this enterprise will be a winner.

Invested $2,500 this round

Highlights

1. 📙 Docuseries based on the memoir, THE KING Of CON, by Thomas Giacomaro and Natasha Stoynoff.
2. 💲 Investors recoup 125% of their investment upon sale of the docuseries to a network.
3. 🎬 A $1,200,000 development fund for Part 1 of a 3-part docuseries.
4. 💰 After sale of the docuseries to a network, investors make 50% of ongoing profits.
5. 💲 Our attached team has produced TV/film projects earning hundreds of millions of 💲 in revenue.
6. 📓 Our database includes thousands of pages of FBI files and interviews with Thomas Giacomaro.
7. 📽 We have relationships with networks including Netflix, HBO, Showtime, Discovery, A&E, and more.
8. 🏆 Emmy, Oscar, Golden Globe Award-winning team attached to the docuseries.

Our Team



Thomas GIACOMARO President of Straight King Entertainment Inc

The KING OF CON, Thomas Giacomaro, was the owner and president of dozens of multi-million-dollar companies and consulting firms spanning three decades.

To entertain and enlighten with this dramatic story of greed and redemption. To create multiple revenue streams that will provide an ongoing, long-term profit opportunity for investors.



James Foytlin Project Manager

James Foytlin is an ex-Wall Street manager and New Media Entrepreneur. A member of Wall Street's Digital Underground, he's the CEO of the talent agency Phillyfaces and founder of NJ's popular "The Ridgewood Blog".



Donald A Spohn Financial Advisor

Donald Spohn has managed money for over 40 years, overseeing Collections, Credit, Accounts Receivable, and Claims & Insurance at the Trust Company of NJ and P&O Containers Ltd. He's currently a Financial Advisor for various law firms in the NJ area.

OCTAGON ENTERTAINMENT Agency/Management

Octagon is a global sports and entertainment content marketing company operating out of 50 offices in 22 countries, managing some of the world's most prestigious brands, athletes and personalities.



Kyell Thomas Agent/Manager

VP and Managing Director at Octagon Entertainment in LA, Kyell Thomas spent years at talent-media mega-agency, William Morris/Endeavor. The sales efforts for the project in success will be handled by Kyell Thomas and Octagon Entertainment.



Natasha Stoynoff Executive Producer/Managing Director of Production

NYT bestselling author and award-winning journalist Natasha Stoynoff has written 13 books and co-authored THE KING OF CON. Her collaboration, "Captive", became a LIFETIME film in 2019. Another, "Nurturing Healing Love," is in pre-production.



Kristine DiGrigoli Creative Director

Kristine Di Grigoli is a Fashion/Beauty Photographer, videographer, content writer, motivational speaker, and the founder of ArtChick Photography photo studio.

The Genius, The Moolah, The Con, The Mob, The FBI...it's CATCH ME IF YOU CAN meets GOODFELLAS meets WALL STREET. And it's all true.


The King of Con
How a smooth-talking Jersey boy made and lost billions, baffled the FBI, eluded the mob, and lived to tell the crooked tale
"I may have a great imagination... but I never could have invented Giacomaro"
-Mary Higgins Clark, best-selling crime novelist

Celebrated suspense novelist Mary Higgins Clark said of her one-time friend and business associate, Thomas Giacomaro: *"I may have a great imagination...but I never could have invented Giacomaro."*

Greed. Con Man.
Money. Mafia.
Love. Pain.
Murder. Prison.
Redemption.

Thomas Giacomaro is both the talent and subject of this docuseries, in addition to being the only board member of the production company.

📘 THE STORY 📘


KOC sizzle WF 2
King of Con Videos
NEW YORK POST
LATE CITY FINAL
SUPER CON
FBI snitch admits $73M swindle
02:45
vimeo

Thomas Giacomaro started his infamous career in the mob-laden New Jersey trucking industry as a teenaged office gopher. A charming, brash, natural

salesman with street smarts and a genius-level IQ, he soon climbed to the top of any business he touched--a boy wonder. Until his lust for money, power, and his liaisons with organized crime sent him spiraling into a world of drugs and violence. Forced to go on the lam in South Africa and Europe, he returned to NJ with millions of dollars' worth of diamonds stuffed in his underwear. And that's just for starters.

Then came his deal with the FBI to become a Special Crime Informant. But Tommy's no rat--and no dummy. He strung the Feds along, kept the mob happy, and forged a new career as a white collar, high finance scammer who lured celebrities to invest millions in his new business schemes. All under the watchful eye of the FBI, wink-wink.

Until...it all came crashing down again, and he ended up in prison. But even behind bars, he was the ultimate "king" of cons--hustling the wardens, the doctors, the guards, his fellow inmates. He *thrived* and got himself out early to boot.

How'd he do it? Even his former friend and victim, whodunnit crime novelist Mary Higgins Clark, couldn't figure it out.

With this docuseries, we'll find out from the *King* 👑 himself.

> "*The King of Con* is for real and his story reveals how big money, big business, and the mob really work. Required reading."
> —Nicholas Pileggi, author/screenwriter of *Wiseguy*, *Goodfellas*, and *Casino*

$ $ $ WHAT DO INVESTORS GET? $ $ $

📄 THE DEAL 📄

Whether you invest $100 or $100,000, once we reach our production goal of $1.25 million and sell our series to a network...investors receive 125% of their investment and 50% of ongoing profits.

💰 THE PERKS 💰

THE KING — **TIER 1: $250**

Investor's name and photo will be included in the "Thank You" mosaic on THE KING OF CON website.

THE KING — **TIER 2: $500**

Investor receives access to online, members-only video footage and updates during development and production of the docuseries. Plus, previous perk.

THE KING — **TIER 3: $1,000**

Investor receives a special "Thank You" with Investor's name in the credits of the docuseries. Plus, previous perks.

THE KING — **TIER 4: $1,500**

Investor receives an autographed copy of the memoir, "The King of Con," and an "Associate Producer" certificate. Plus, previous perks.

THE KING — **TIER 5: $2,500**

The first 50 Investors receive invitations for two to the Cast and Crew Screening of the docuseries. Plus, previous perks.

THE KING — **TIER 6: $5,000**

Investor receives an invitation to be an "Extra" cast member in the docuseries. Plus, previous perks.

THE KING — **TIER 7: $10,000**

Investor receives a special invitation to an Exclusive Cast and Crew Meet & Greet Event. Plus, previous perks.

THE KING — TIER 8: $25,000

The first 7 Investors receive an "Associate Producer" credit on the docuseries. Plus, previous perks.

THE KING — TIER 9: $100,000

Investor receives an "Executive Producer" credit on the docuseries. Plus, previous perks.

🎉 THE BUZZ 🎉

THE KING OF CON in PEOPLE magazine, October 2018:



New in Nonfiction

Brian Belovitch *Trans Figured* Born male, the author transitioned to female and then back again before finding a measure of peace. His memoir is brave, well-told and illuminating.

Thomas Giacomaro with **Natasha Stoynoff** *The King of Con* Written with *People* contributor Stoynoff, Giacomaro's memoir tells the story of his life as a scam artist.

Heather Havrilesky *What If This Were Enough?* Wise, wry essays on the false promise of self-help, the emptiness of materialism and the beauty of the "imperfect moment."

44 October 15, 2018 PEOPLE

🏆 LADIES AND GENTLEMEN...🏆

...the Award-Winning LUMINARIES attached to THE KING OF CON:



⚡**BARRY LEVINSON:** Executive Producer/Director of THE KING OF CON television project.

Oscar and Golden Globe-winning director/writer/producer Barry Levinson is one of the most revered filmmakers of this generation. His blockbusters include *Rain Man* (Academy Award for Best Director), *The Natural, Good Morning, Vietnam, Wag the Dog, Bugsy* (Golden Globe for Best Picture), *...And Justice for All, The Perfect Storm, Donnie Brasco,* and *Diner*—most produced by his film production company, Baltimore Pictures. With Levinson's TV production group, The Levinson/Fontana Company, the iconic filmmaker produced small screen hits including NBC's *Homicide: Life on the Street*, HBO's prison drama *Oz*, and the Emmy-nominated, *Wizard of Lies*. Currently in its third season, Levinson and TV partner Tom Fontana are executive producers (with Oscar winners Matt Damon and Ben Affleck) of the Showtime hit crime series, *City on a Hill*.



⚡**TOM FONTANA:** Writing Executive Producer/Showrunner of THE KING OF CON television project.

Emmy-winning screenwriter/producer/playwright Tom Fontana created acclaimed TV and film projects including *Oz, St. Elsewhere, The Philanthropist, Homicide: Life on the Street,* and HBO's *Wizard of Lies*. Fontana's dedication to

projects that enlighten and lift the human spirit earned him four Peabody Awards and the Humanitas Prize, described as the Nobel and Pulitzer Prize for American television. With producing partner Barry Levinson, the sought after showrunner currently executive produces the hit Showtime series, *City on a Hill.*



⚡**JASON SOSNOFF**: Executive Producer of THE KING OF CON television project.

As Head of Development & Production at Barry Levinson's Baltimore Pictures, Jason Sosnoff helmed the Emmy-nominated, biographical television film *Wizard of Lies,* based on the life of notorious con man, Bernie Madoff (starring Robert De Niro). Sosnoff's forte is the true-to-life docudrama, which he has explored with the gang-drama *Magic Men,* the political documentary *Poliwood,* and HBO's bio-drama *Paterno,* starring Al Pacino. His scripted collaborations with Levinson include *The Humbling* (also starring Pacino) and the Bill Murray comedy, *Rock the Kasbah.*



⚡**NICHOLAS PILEGGI**: Executive Producer of THE KING OF CON television project.

Pileggi adapted his New York Times best-seller, *Wiseguy: Life in a Mafia Family,* for the screen with legendary film director Martin Scorsese to make the modern pop culture classic, *Goodfellas* (nominated for six Oscars). For his subsequent book, *Casino: Love and Honor in Las Vegas,* he teamed up with Scorsese again to make the Oscar-nominated, *Casino*—both films starring Robert De Niro. Pileggi's other films include *City Hall* (starring Al Pacino), *Kings of South Beach* (starring Donnie Wahlberg), *American Gangster* (starring Russell Crowe), and the TV series *Vegas* (starring Dennis Quaid). With De Niro and Scorsese, Pileggi executive-produced the American epic crime drama, *The Irishman,* which premiered at the 2019 New York Film Festival and received ten Oscar nominations at the 2020 Academy Awards.



⚡**NATASHA STOYNOFF**: Writer/Executive Producer/Managing Director of Production of THE KING OF CON television project.

New York Times bestselling author Natasha Stoynoff has written 13 books and is the co-author of *The King of Con* with Thomas Giacomaro. Specializing in memoirs, Natasha's book, *Captive* (co-written with Dynasty actress Catherine Oxenberg) was made into a Lifetime movie; her book, *Nurturing Healing Love* (co-written with Sandy Hook mother, Scarlett Lewis) is in pre-production with O4 Entertainment. As a journalist, Natasha has been a reporter/photographer/columnist at The Toronto Star, The Toronto Sun, TIME, The Washington Post, USA Today, and PEOPLE magazine where she won the Time Inc. Henry R. Luce Award for Excellence in Journalism twice and was named one of the magazine's "Most Intriguing People of 2016."

⭐ IN THE NEWS ⭐



Monday, October 1, 2018

Con becomes a pro author

NEW Jersey's "King of Con," **Thomas Giacomaro** — who spent 12 years in jail for bilking investors out of $73 million — has written a tell-all, "How a Smooth-Talking Jersey Boy Made and Lost Billions, Baffled the FBI, Eluded the Mob, and Lived to Tell the Crooked Tale." He told us of the tome, "I make Tony Soprano look like Mickey Mouse, and **Jordan Belfort** like he stole a pocketbook." (Belfort penned the popular "The Wolf of Wall Street.") "This book is con men thriving in America," Giacomaro added. "Look who's in the White House . . . look at the news. It's all scandal, and they get away with it. People want to know about a con man: How do they get away with it?" Giacomaro scammed 200 investors and says he's searched for "re-demption." "I try to figure out why I did what I did. It bothers me . . . the sick part is, I did it to myself." We hear there have been talks about making the book into a TV series, and Giacomaro is already working on a follow-up, "Jammed Up," about his life in prison. The books are co-written with **Natasha Stoynoff,** the People writer who made headlines herself when she

THE KING OF CON authors make "Page Six" in *The New York Post.* October 2018.



People writer who made headlines herself when she
accused **Donald Trump** of forcing her against a wall
and kissing her. The book came out last week from
BenBella Books.



📙 BOOK EXCERPT 📙

CLICK HERE---->>> *The KING excerpt--Prologue.pdf



🎵 AUDIO EXCERPT 🎵

CLICK HERE---->>> The KOC Chapter 19.mp3



Summer 2018...Tom in the studio recording the audiobook!

📘 SELECTED BOOK REVIEW 📘

CLICK HERE---->>> **RUTGERS UNIVERSITY, Criminal Law and Criminal Justice Books**

★★★★★

"...a treasure chest...an audacious character...a panoply of criminal adventures..."

Authors: Thomas Giacomaro and Natasha Stoynoff
Publisher: Dallas, TX: BenBella Books, 2018. 305p.
Reviewer: Frederick T. Martens | September 2020

KING OF CON: HOW A SMOOTH-TALKING JERSEY BOY MADE
AND LOST BILLIONS, BAFFLED THE FBI, ELUDED THE MOB
AND LIVED TO TELL THE CROOKED TALE

Thomas Giacomaro and his co-author, Natasha Stoynoff, have written a tell-all memoir that is a treasure chest for criminologists and forensic psychologists who wish to understand what makes a con-man tick, and why their victims are often reluctant to report their victimization. Giacomaro surely is an audacious character. Incidentally, and in the interests of full disclosure, I was involved in an investigation of Giacomaro in 2001. While he was employed in the trucking industry as a so-called "roll-up specialist," which served as his "legitimate" front, he was intimately engaged in a panoply of criminal ventures that he proudly admits to in this memoir.

🔴 OUR 2018 BOOK KICK-OFF PARTY 🔴



🎥 LET'S MAKE MAGIC TOGETHER 🎥

Remember being a kid and sitting in a movie theatre? The lights dim, the crowd
hushes: Magic Time. Everybody wants a part of it. Everyone loves a captivating

character who takes us on a thrilling roller-coaster ride. With this docuseries we invite you to become a behind-the-scenes, mover-and-shaker in the Entertainment Biz like those bigwigs they gush about in *Vanity Fair* and *Variety*. Join our storytelling, money-earning, magic-making team and transform your destiny.

An offer.
You can't.
Refuse.

"He's an extraordinary con man."

--**CHRIS CHRISTIE,** former U.S. Attorney for the District of New Jersey, 55th Governor of New Jersey, and 2016 U.S. Presidential Election Candidate.



Thomas Giacomaro is both the talent and subject of this docuseries, in addition to being the only board member of the production company.